NAME OF REGISTRANT: Ford Motor Company

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 5 on Ford Motor Company's 2025 Proxy Statement:

Supply Chain GHG Emissions and Net Zero Goals Report

Ford Motor Company Symbol: F

Filed by: Green Century Capital Management, Inc.

Green Century Capital Management, Inc. seeks your support for the proposal filed at Ford Motor Company (hereby referred to as “Ford” or the “Company”) on behalf of Ford stockholder, Dunkelman Descendants Trust FBO Zane Behnke (collectively, the “Proponent”), in the 2025 proxy statement. The proposal asks the Company to disclose if and how it plans to align its supply chain greenhouse gas (GHG) emissions reduction strategies with its net zero goals. The Proponent believes such disclosures would increase transparency of the Company’s plans to address supply chain GHG emissions, thereby demonstrating to investors the extent to which it is on track to achieve its net zero emissions targets.

RESOLVED: Shareholders request that Ford, at reasonable expense and omitting proprietary information, issue a report describing if and how it plans to align its supply chain GHG emissions reduction strategies with its net zero goals.

SUPPORTING STATEMENT: The essential purpose of this proposal is for Ford to produce forward-looking disclosures demonstrating whether its existing policies and actions are aligned with its net zero goals, and if not, to provide additional strategies, metrics, and milestones necessary for achieving them. In developing the disclosures, proponents recommend, at management discretion:

•	Taking into consideration approaches used by advisory groups such as the Science Based Targets initiative, Transition Plan Taskforce, ResponsibleSteel and SteelZero;
•	Describing how Ford intends to meet its commitment to purchase at least 10% near-zero carbon steel by 2030; and
•	Analyzing the financial and climate-related impacts on Ford’s business of a range of low-carbon steel adoption scenarios.

RATIONALE FOR A “YES” VOTE

1.	Supply Chain Risk – To meet its net zero targets, Ford will need to significantly scale up procurement of low-carbon steel and aluminum. Given the constrained supply of these materials, disclosure of a clear plan would signal demand and help minimize supply chain disruption.
2.	Competitive Risk – Peers, particularly in Europe where Ford has set a 2035 net zero goal, have disclosed more robust supply chain GHG emissions mitigation steps and plans.
3.	Regulatory Risk – Emerging EU regulations mandate carbon footprint reporting and maximum thresholds for batteries, as well as a carbon levy on the import of certain products, including steel. These and similar new laws will increase costs for high-emissions supply chain materials.

4.	Failure to Meet Investor Expectations – Investors increasingly expect companies to disclose a comprehensive plan of action to achieve their climate goals. Ford should produce a plan to mitigate supply chain GHG emissions in line with its net zero goals.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management, Inc. urges shareholders to vote for Shareholder Proposal No. 5 following the instruction provided on the management’s proxy mailing.

I.	EXECUTIVE SUMMARY

Ford rightfully takes pride in being the first in the industry, 25 years ago, to publish a sustainability report outlining how it would deliver “what our customers want and what the planet needs.” In the intervening years, Ford has pursued laudable sustainability initiatives, including an aim to achieve carbon neutrality by 2035 in Europe and 2050 globally. However, the Company fails to align mitigation efforts for its supply chain GHG emissions, which represent 11% of its contribution to climate change, with its net zero goals.

In effect, this proposal makes the commonsense request that Ford’s climate transition plan fully address its supply chain. A comprehensive climate transition plan describes the strategies, milestones, and timelines for the Company to deliver on its decarbonization targets – which are as necessary for Ford’s supply chain as they are for its other emissions sources.

Ford acknowledges that “Decarbonizing the supply chain is a complex task of growing importance as we electrify our portfolio.”1 While the Company has disclosed GHG emissions reduction targets and plans for its operational and vehicle use emissions, it has published no such disclosures for its supply chain decarbonization efforts.

Notably, Ford does share that it:

•	Requires suppliers to establish science based GHG reduction targets, action plans, and transparent reporting mechanisms to support Carbon Neutrality by 2050 Globally (all Scopes) and for sites shipping to Europe, Carbon Neutrality by 2035 (Scope 1 & 2).[2]
•	Integrates carbon neutrality into sourcing decisions.[3]
•	Has signed 3 non-binding MoUs in 2022 with European aluminum and steel suppliers to secure a supply of near-zero emissions steel and low-carbon aluminum.[4]

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1 https://corporate.ford.com/content/dam/corporate/us/en-us/documents/reports/2024-integrated-sustainability-and-financial-report.pdf

2 https://corporate.ford.com/content/dam/corporate/us/en-us/documents/operations/governance-and-policies/Ford_SupplierCodeOfConduct_2024.pdf

3 https://corporate.ford.com/content/dam/corporate/us/en-us/documents/reports/2024-integrated-sustainability-and-financial-report.pdf

4 https://media.ford.com/content/fordmedia/feu/gb/en/news/2022/10/25/ford-takes-next-steps-towards-carbon-neutrality-in-europe-by-203.html

While these steps are likely to somewhat reduce supply chain GHG emissions, they fall short of a plan aligned with Ford's net zero goals, especially given that Ford has not disclosed progress on these efforts. Producing the report requested by this proposal would help assure investors that Ford has a plan to mitigate these emissions and related supply chain, competitive and regulatory risks in line with investor expectations.

II.	SUPPLY CHAIN RISK

Primary aluminum production in the U.S. is virtually non-existent, while North American aluminum consumption by automakers is expected to grow 24% between 2020 and 2030 for light-duty vehicles.5 Steel supply is similarly constrained, and no primary near-zero steel is currently produced in the United States, though several initiatives are in process.6

To meet its 2035 and 2050 net zero targets, Ford will need to significantly scale up procurement of low-carbon steel and aluminum from its current target of 10% procurement by 2030. Given the constrained supply of these materials, disclosure of a clear plan and related actions could signal demand, ensure supply of scarce resources, and minimize supply chain disruption.

Ford entered into three MoUs with European steel suppliers in 2022,7 but the company has not disclosed related progress or outcomes. Given Ford’s pledge to reach net zero in Europe by 2035, near-term action is needed to spur investment that will meet growing demand, and Ford would do well to lock in supply given current limitations.

To further signal demand for low-carbon supply chain materials, Ford could include, in a supply chain GHG emissions mitigation plan, such actions as:

•	Signing MoUs with additional near zero steel and low-carbon aluminum suppliers
•	Scaling up agreements with existing near zero steel and low-carbon aluminum suppliers
•	Joining initiatives such as ResponsibleSteel, SteelZero, the RMI Sustainable Steel Buyers Platform and the Aluminum Stewardship Initiative, which help the steel and aluminum industries transition to low-carbon energy sources and manufacturing processes.

Outlining such steps or others Ford deems appropriate in a disclosure detailing how the Company plans to mitigate supply chain emissions in line with its net zero goals would help ensure the volume and consistency of near zero steel, low-carbon aluminum, and other supply chain materials necessary to meet Ford's net zero targets.

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5 https://www.statista.com/statistics/496185/pounds-of-aluminum-per-car-in-north-america/

6 https://www.canarymedia.com/articles/clean-industry/us-pledges-up-to-1b-for-two-pioneering-green-steel-projects

7 https://media.ford.com/content/fordmedia/feu/gb/en/news/2022/10/25/ford-takes-next-steps-towards-carbon-neutrality-in-europe-by-203.html

III.	COMPETITVE RISK

Ford lags competitors that are mitigating supply chain GHG emissions in line with their climate goals:

•	Volkswagen has set supply chain GHG emissions reduction targets[8] and BMW includes detailed supply chain emissions reductions in its Scope 3 climate targets.[9]
•	Volvo and Mercedes-Benz have taken steps to improve the sustainability of their steel supply chains by participating in the steel plant certification standard, ResponsibleSteel.[10]
•	Volvo and Polestar have joined SteelZero, pledging to procure 50% lower emission steel by 2030 and 100% by 2050.[11]
•	BMW,[12] Mercedes,[13] Volvo,[14] Porsche,[15] Volkswagen[16] and others have signed offtake agreements for near zero emissions steel from suppliers such as H2 Green Steel and Thyssenkrupp Steel.

Consumers, particularly in Europe, may choose to buy vehicles from companies that represent leading sustainability practices, and companies failing to disclose comprehensive climate mitigation plans may alienate potential customers. Ford’s lack of a plan to fully mitigate its contribution to climate change may harm its image and credibility so as to become a factor in customer purchasing decisions, particularly in European markets.

IV.	REGULATORY RISK

New regulations are driving up the costs of high-emissions supply chain materials such as steel, aluminum, and batteries. Ford could mitigate the costs associated with these emerging regulations by clarifying and accelerating its efforts to decarbonize its supply chain.

•	Carbon-intensive steel costs are predicted to rise in the EU market.[17] Under the EU’s Emissions Trading System (ETS), European steel producers will have reduced emissions allowances through 2034 and may be penalized for exceeding them. Meanwhile, materials, including steel, imported into the EU will be subject to a carbon levy under the Carbon Border Adjustment Mechanism (CBAM) starting in 2026.[18] Both ETS and CBAM will require tracking and payments for emissions associated with imports.

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8 https://www.volkswagen-group.com/en/publications/more/group-sustainability-report-2023-2674

9 https://www.bmwgroup.com/content/dam/grpw/websites/bmwgroup_com/ir/downloads/en/2025/bericht/BMW-Group-Report-2024-en.pdf

10 https://www.responsiblesteel.org/members-and-associates

11 https://www.theclimategroup.org/steelzero-members

12 https://stegra.com/news-and-stories/h2-green-steel-and-bmw-group-sign-final-agreement-on-delivery-of-co2-reduced-steel

13 https://stegra.com/news-and-stories/mercedes-benz-and-h2-green-steel-announce-agreements-in-both-europe-and-north-america

14 https://stegra.com/news-and-stories/h2-green-steel-collaborates-with-volvo-group-for-supply-of-near-zero-emissions-steel

15 https://newsroom.porsche.com/en/2023/sustainability/porsche-co2-reduced-steel-in-sports-cars-34225.html

16 https://www.volkswagen-group.com/en/press-releases/green-steel-for-sustainable-mobility-thyssenkrupp-steel-and-volkswagen-groups-new-collaboration-18757

17 https://www.spglobal.com/commodity-insights/en/news-research/blog/metals/082423-eu-steel-emissions-to-see-higher-penalties-as-free-allowances-get-taken-away

18 https://customs-taxation.learning.europa.eu/pluginfile.php/34635/mod_resource/content/2/Course%20Takeaways.pdf

•	The EU’s Corporate Sustainability Due Diligence Directive (CSDDD) requires companies to address adverse environmental impacts in their value chain.[19] Under this legislation, Ford will be subject to reporting requirements for its value chain and may be vulnerable to fines and lawsuits if suppliers continue to cause environmental harm.[20]
•	The EU Batteries Regulation mandates that batteries in the EU market, including those used in electric vehicles, will need to comply with EU sustainability priorities. This will entail carbon footprint declarations and maximum life cycle carbon footprint thresholds.[21]
•	China’s Carbon Emission Trading Market will be updated to include steel and aluminum. Suppliers that exceed their emissions allocations will face higher costs, which will likely be passed along the value chain.[22]

V.	FAILURE TO MEET INVESTOR EXPECTATIONS

A climate transition plan demonstrates to capital markets and stakeholders that a company has a forward-looking plan, with milestones and timelines, for achieving its climate goals.23 Such a plan also helps reduce growing concern about greenwashing around net zero targets.

Ford’s public reporting does not disclose if or how it has made progress toward reducing supply chain GHG emissions, or how it plans to reduce them in line with its net zero targets. Ford is therefore misaligned with best practices outlined by leading climate-disclosure organizations, including The Transition Plan Taskforce (TPT) and the Taskforce for Climate-related Financial Disclosures (TCFD), which recommend companies report on current and planned initiatives to address material sources of GHG emissions, as well as metrics to monitor and track progress.24

As the World Resources Institute notes, “we can no longer rely on science-based target setting as our only indicator of progress. The bar for corporate climate leadership has risen. Now we need to see the plan of action.”25 Investors increasingly expect disclosure of a comprehensive climate transition plan to achieve climate goals.26 It's time for Ford to step up its plan accordingly.

VI.	CONCLUSION

In effect, this proposal makes the commonsense request that Ford’s climate transition plan include GHG emissions from its supply chain. A climate transition plan describes the strategies, milestones, and timelines for the Company to deliver on its decarbonization targets – which are as necessary for Ford’s supply chain as they are for its other emissions sources.

Ford acknowledges climate change as among the biggest challenges of our generation, and failure to address climate risk as the most severe risk on a global scale over the next 10 years.27 Disclosing plans to mitigate supply chain GHG emissions in line with Ford's net zero goals will help assure investors that the Company has a comprehensive plan to address associated supply chain, competitive, and regulatory risks and meet investor expectations.

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19 https://commission.europa.eu/business-economy-euro/doing-business-eu/sustainability-due-diligence-responsible-

business/corporate-sustainability-due-diligence_en

20 https://cdpturkey.sabanciuniv.edu/en/content/cdp-prepares-companies-eus-corporat-sustainability-due-diligence-directive-csddd

21 https://www.trade.gov/market-intelligence/eu-batteries-regulation-2023

22 https://www.reuters.com/sustainability/china-expand-carbon-trading-market-steel-cement-aluminium-2025-03-26/

23 https://cdn.cdp.net/cdp-production/cms/reports/documents/000/007/783/original/CDP_Climate_Transition_Plans_2024.pdf?1720436354

24 https://www.ifrs.org/content/dam/ifrs/knowledge-hub/resources/tpt/disclosure-framework-oct-2023.pdf, p28; https://assets.bbhub.io/company/sites/60/2021/07/2021-Metrics_Targets_Guidance-1.pdf, p42

25 https://www.wri.org/insights/rising-bar-corporate-climate-action

26 https://theinvestoragenda.org/blog/review-of-230-investors-finds-icaps-are-becoming-common-practice/

27 https://media.ford.com/content/dam/fordmedia/North%20America/US/2023/sustainability/2023%20Climate%20Change%20Report.pdf, p8

Shareholders are urged to vote FOR proposal No. 5: Supply Chain GHG Emissions and Net Zero Goals Report.

For questions regarding this proposal, please contact Annie Sanders, Green Century Capital Management, asanders@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management, Inc. urges shareholders to vote for Shareholder Proposal No. 5 following the instruction provided on the management’s proxy mailing.